Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NarcX Solutions Inc.
523 E 1750 N, Suite 500
Vineyard, UT 84059
https://narcx.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: NarcX Solutions Inc.
Address: 523 E 1750 N, Suite 500, Vineyard, UT 84059
State of Incorporation: UT
Date Incorporated: June 05, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks</u>*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Tier 1

NarcX Sample + Receive a personalized "Thank You" note from the NarcX team.

$1,000+ | Tier 2

FREE NarcX Product Sample + Receive a complimentary NarcX 6oz. bottle with a personalized "Thank You" note from the NarcX team.

$2,500+ | Tier 3

FREE NarcX Product Set + Receive a complimentary set of six NarcX 6oz. bottles with a personalized "Thank You" note from the NarcX team.

$5,000+ | Tier 4

Donate NarcX to a Drug Disposal Community Location + Donate a complementary set of six NarcX 6oz. Bottles to a drug disposal community location and receive a personalized "Thank You" note from the NarcX team.

$10,000+ | Tier 5

Donate NarcX to a Drug Disposal Community Location + Donate a complementary set of four NarcX 1 gallon bottles to a drug disposal community location and receive a personalized "Thank You" note from the NarcX team.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

NarcX Solutions will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Common Stock which they purchase in this offering. For example, if you buy 100 shares of common shares at $1.00 / share, you will receive and own 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

NarcX is a DEA compliant, independently validated solution that immediately renders drugs non-divertible and ultimately non-retrievable. That means that as soon as you put expired, unused or unwanted drugs into a bottle of NarcX, they are immediately made unusable and harmless. NarcX solves the complex problem of disposing of unwanted pills, tablets, capsules, or liquids as easily as pouring them into a NarcX bottle and throwing it in the garbage.

NarcX is the formulator, manufacturer, and distributor of the NarcX solution. NarcX has R&D capabilities to formulate, test, and process independent laboratory validation for the proprietary NarcX solution. NarcX manufactures and distributes the NarcX solution. We are selling NarcX to healthcare systems, medical clinics, pharmacies, and police departments.

NarcX Solutions Inc. was initially organized as Rx Disposal, LLC, a Utah limited liability company on May 18, 2017, and converted to a newly formed Utah corporation on June 5, 2019.

Competitors and Industry

The global pharmaceutical waste disposal market is an archaic and ineffective multi-billion dollar industry. Some of the incumbents in the space include Stericycle and Return Logistics, which rely on the collection, transport, and incineration process for drug disposal. Unfortunately, we believe this process is ineffective as it allows for diversion of the controlled substances, it is expensive and cumbersome, and hazardous to the environment.

NarcX is disrupting the existing drug stockpiling, diversion, incineration, and contamination process and replacing it with a simple solution. The industry is moving towards on-site destruction due to new legislation, cost savings opportunities, and environmental concerns. Some of the competitors in this space include RxDestroyer, Deterra, and DisposeRx.

NarcX has been independently validated to provide effective on-site destruction of medications and narcotics. NarcX renders prescription drugs and narcotics immediately non-divertible and ultimately non-retrievable. While similar products in the market claim similar properties, NarcX meets DEA and EPA strict requirements for drug disposal.

NarcX is simple to use. Pour in your pills, capsules, tablets, and liquids into the NarcX solution, close the bottle. You are done. NarcX saves time and money.

NarcX breaks down narcotics and addictive substances into an eco-friendly sludge that can be safely thrown away in the garbage. NarcX saves the environment. We believe NarcX provides a simpler and more effective solution than its competition.

Current Stage and Roadmap

NarcX is a Life Sciences company committed to the improvement of life, health, and the environment. The NarcX solution has been independently tested and validated and is going through additional independent laboratory tests to prove its effectiveness with different prescription drugs and narcotics.

NarcX Solutions, Inc. owns the proprietary product formulation that has a pending patent application with the USPTO. NarcX is already being used by large healthcare systems like U. S. Veteran's Administration hospitals and a retail chain like Petco.

In addition, NarcX has been sold and has been used by consumers since 2019. NarcX has been generating sales since 2019. We have a dedicated Sales team actively pursuing opportunities. There is growing support from the U.S. government legislation to proper drug disposal and increased media attention to the opioid crisis.

NarcX is building momentum through capital investment to increase the number of customers and strategic partners. Funds will be used to expand sales and marketing while continuing to test and validate NarcX.

We currently have a dedicated manufacturing and fulfillment facility. Based on increasing demand, we plan to expand NarcX manufacturing capacity and develop a national and international distribution system.

The Team

Officers and Directors

Name: Jordan Erskine

Jordan Erskine's current primary role is with Dynamic Blending Specialists, Inc. Jordan Erskine currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Set business direction, goals and priorities. Appoint and oversee management team members. Manage all business functions and operations. Approve financial budgets and make business operational decisions. Establish strategic relationships with key clients and partners. Compensation is now on hold until funding available.

Other business experience in the past three years:

- **Employer:** Dynamic Blending Specialists, Inc
  Title: Co-Founder and Principal
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Oversee company direction, allocational of resources, make financial decisions, and

Other business experience in the past three years:

- **Employer:** Red Giant Ventures
  Title: Partner
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Investment committee member reviewing investment opportunities and deciding to make capital investments.

Name: David Schiller

David Schiller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Compliance Officer
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Advocate and promote NarcX as a method for onsite drug destruction, influence industry decision makers, senior political officers, legislators, government representatives and the general public. Compensation on hold until funding available.

Name: Christian Kasteler

Christian Kasteler's current primary role is with Dynamic Blending Specialists, Inc. Christian Kasteler currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Research & Development
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Develop, test, validate and maintain NarcX formula. Coordinate third party independent validation testing. Apply, respond and maintain patent claims and technical responses to RFPs. Compensation on hold until funding available.

Other business experience in the past three years:

- **Employer:** Dynamic Blending Specialists, Inc
  Title: Director of Research & Development
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Provide research and development for customer formulas for personal care and cosmetic products.

Name: Gavin Collier

Gavin Collier's current primary role is with Dynamic Blending Specialists, Inc. Gavin Collier currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Oversee the governance, board meetings and executive team composition. Responsible for appointing CEO and board members. Compensation on hold until funding available.

Other business experience in the past three years:

- **Employer:** Dynamic Blending Specialists, Inc
  Title: Co-Founder and Principal
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Oversee the business operations and daily management of the company. No compensation is currently received by this position.

Other business experience in the past three years:

- **Employer:** Red Giant Ventures
  Title: Partner
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Investment committee member reviewing investment opportunities and deciding to make capital investments.

Name: Doug Bowman

Doug Bowman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Business Development
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Develop and support client accounts and strategic relationships. Oversee sales and distribution channels of NarcX products. Compensation is based exclusively on sales commissions.

Other business experience in the past three years:

- **Employer:** Trilogy MedWaste
  Title: District Operations Manager
  Dates of Service: June 01, 2018 - August 01, 2019
  Responsibilities: Responsible for complete Operational P&L and Management over Solid Waste Processing Plant and DEA Reverse Distributor to include Sales and Pharmaceutical Programs Compliance and Management.

Name: Juan Riboldi

Juan Riboldi's current primary role is with Ascent Advisor. Juan Riboldi currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Strategic Advisor
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Advise NarcX management in financial decisions, investor fundraise process, financial projections and company valuations. Compensation on hold until funding available.

Other business experience in the past three years:

- **Employer:** Ascent Advisor
  Title: President and Owner
  Dates of Service: April 01, 2008 - Present
  Responsibilities: trategic advisor to innovative leaders seeking to take their organization to the next level. Ascent Advisor helps leaders create innovative strategic plans, implement transformative strategies, and achieve capitalization / investment goals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in NarcX Solutions Inc. (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the NarcX Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any NarcX Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering NarcX Common Stock in the amount of up to $ 1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity or debt financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service. Our revenues are therefore dependent upon the market and demand for such services.

Developing new products and technologies entails significant risks and uncertainties
We are still investing in research and development of NarcX and have so far manufactured NarcX and NarcX Plus. It is possible that future development of NarcX may result in new product development costs, or possible failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The NarcX Common Stock that an investor is buying has no voting rights attached to

them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with other companies who currently have similar products on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us.

There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
NarcX was formed on June 5, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. NarcX has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, a limited number of customers, and limited revenues so far. If you are investing in NarcX, it is because you think that NarcX is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns NarcX trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patent applications, trademarks, copyrights, Internet domain names, and trade secrets which may not be completed, or may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the DEA (Drug Enforcement Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning

the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service of NarcX or NarcX's its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on NarcX could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Global Dynamic Ventures, LLC (50% owned by Jordan Erskine - 8,804,250 shares or 25.15% of NarcX; and 50% owned by Gavin Collier, Registered Agent Gavin Collier - 8,804,250 shares or 25.15% of NarcX)	17,608,500	Common Stock	50.3

The Company's Securities

The Company has authorized Common Stock, and Convertible Note (Opportunity Zone Fund, LLC). As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 42,000,000 with a total of 35,000,000 outstanding.

Voting Rights

One vote per share. All matters that require a vote of common stock shareholders shall be approved by a simple majority vote.

Material Rights

The total number of shares outstanding on a fully diluted basis is 35,000,000 shares of Common Stock.

Convertible Note (Opportunity Zone Fund, LLC)

The security will convert into Common stock and the terms of the Convertible Note (Opportunity Zone Fund, LLC) are outlined below:

Amount outstanding: $485,443.00
Maturity Date: July 27, 2029
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $490,000.00
Conversion Trigger: Capital raise or liquidity event.

Material Rights

There are no material rights associated with Convertible Note (Opportunity Zone Fund, LLC).

What it means to be a minority holder

As a minority holder of NarcX Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $495,443.00
  Use of proceeds: Sales, Marketing, Independent Validations, Officer Salaries
  Date: April 01, 2019
  Offering exemption relied upon: Opportunity Zone Fund

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2019 was $76,948 as NarcX started offering its products to the market during 2019. In 2020, revenues increased to $235,025 as the initial customer base of clients started ordering more consistently. We estimate that this trend will continue to build steadily until we reach an inflection point, when sales could spike as a result of winning large account contracts and being awarded U.S. state contracts.

Among NarcX clients, we have well-known players healthcare systems like the U.S. Veteran's Affairs, and national retail chains like PETCO. Other NarcX customers include pharmaceutical companies, law enforcement departments and community clincis.

We believe that the U.S. is the most important market for us to demonstrate success, so we spent the vast majority of our marketing and sales efforts in the U.S. We have received interest in NarcX from companies representing distribution opportunities in other countries.

Cost of sales

Cost of goods sold in 2019 was $69,595, resulting in gross profits of $7,353. In 2020, cost of sales increased to $131,482, resulting in gross profits of $103,543. There are significant gross profit benefits to be realized through economies of scale that will continue as order sizes increase.

In 2020 we operated with a gross margin of 39%. The cost of the raw materials and direct production labor shows evidence that profit margins can be significantly optimized as we move into larger and more regular order quantities. We target gross margins higher than 55% as we reach a more mature point of production.

Expenses

The Company's expenses in 2020 consist primarily of compensation and benefits in the form of sales commissions ($98,590), marketing and advertising expenses ($75,888), and fees for professional services and patents, research and development expenses ($59,150).

Total operating expenses in 2019 amount to $421,883. We reduced operating expenses in 2020 to $301,315, which is a significant reduction in operating costs by operating more efficiently in 2020 and by making compensation based on sales commissions only.

Net Profits

In 2019, NarcX reported a net loss of ($-414,530) as we used the initial round of investment capital to launch the NarcX product to the market. In 2020, NarcX reported a net loss of ($-197,772) as we started generating initial revenue and managing expenses more efficiently.

Historical results and cash flows:

During 2019 and 2020, the focus of NarcX was on launching the product to the market and start gaining traction with key customer accounts. We accomplished this.

In 2021, we anticipate breaking even year as sales continue to increase steadily and NarcX continues to enter new accounts. We noticed that product orders even from large accounts are building up slowly and steadily increasing re-order consistency.

We are projecting significant net profits in the years 2022 and 2023, as key accounts become established and we accelerate sales and marketing through crowdfunding investment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

NarcX has operated as a self-funded venture and continues to be self-funded by the founders. In 2021, founders have invested personal funds and donated their time which is accounted as a shareholder loan to the business. NarcX has a bank account with Chase Bank and is able to maintain a positive balance of over $10,000.00 without a need for using a line of credit. The NarcX founders continue to be very committed to the success of NarcX and continue to make significant personal investments as required to keep the company operating.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Narcx is currently being self-funded through sales income and the financial resources of the founders and officers. These funds allow NarcX to continue operating but limit its growth opportunities. With the capital investment from crowdfunding NarcX will be able to accelerate growth. In additiona to crowdfunding, NarcX is also reaching out to accredited investors to fund growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised through crowdfunding will greatly accelerate the growth and opportunities for NarcX. In addition to crowdfunding, we are seeking investment from accredited investors who have already expressed interest in NarcX. Without external investment, NarcX will continue to operate and be a viable enterprise, but funding will greatly help accelerate growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

NarcX will be able to operate successfully for another 12 to 18 months even with the minimum target investment from the fund raise.

How long will you be able to operate the company if you raise your maximum funding goal?

By reaching the maximum funding goal, NarcX will be able to reach its full potential for the next 2 years while attracting even larger sources of capital and making a significant impact in the market.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Beyond successful crowdfunding, NarcX is already pursuing other funding sources, including accredited investors, strategic partners, and strategic buyers. With sufficient funding, NarcX could eventually go for a public offering in the NYSE or NASDAQ.

Indebtedness

- **Creditor:** NarcX Opportunity Zone Fund LLC
  Amount Owed: $485,443.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2029
  This is a long-term liability, with the option to convert the note into equity in NarcX common stock at a fundraise event.

Related Party Transactions

- **Name of Entity:** Dynamic Blending Specialists, Inc.
  Names of 20% owners: Jordan Erskine, Gavin Collier
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Dynamic Blending Specialists, Inc. in the amount of $499,374 as a return for contribution in marketing, operations, and production resources made between January, 2020 and June, 2021.
  Material Terms: On June 10, 2021, the company issued Promissory Note to Dynamic Blending Specialists, Inc. in the amount of $499,374 as a return for contribution in marketing, operations, and production resources made between January, 2020 and June, 2021.

- **Name of Entity:** David Schiller
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to David Schiller in the amount of $212,500 for deferred compensation for executive services provided.
  Material Terms: On June 10, 2021, the company issued Promissory Note to David Schiller in the amount of $212,500 for deferred compensation for executive services provided.

- **Name of Entity:** Jordan Erskine
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Jordan Erskine in the amount of $212,500 for deferred compensation for executive services provided.
  Material Terms: On June 10, 2021, the company issued Promissory Note to Jordan Erskine in the amount of $212,500 for deferred compensation for executive services provided.

- **Name of Entity:** Gavin Collier
  Relationship to Company: Director

Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Gavin Collier in the amount of $212,500 for deferred compensation for executive services provided.
Material Terms: On June 10, 2021, the company issued Promissory Note to Gavin Collier in the amount of $212,500 for deferred compensation for executive services provided.

- **Name of Entity:** Juan Riboldi
Relationship to Company: Officer
Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Juan Riboldi in the amount of $212,500 for deferred compensation for executive services provided
Material Terms: On June 10, 2021, the company issued Promissory Note to Juan Riboldi in the amount of $212,500 for deferred compensation for executive services provided

- **Name of Entity:** Christian Kasteler
Relationship to Company: Officer
Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Christian Kasteler in the amount of $170,000 for deferred compensation for executive services provided.
Material Terms: On June 10, 2021, the company issued Promissory Note to Christian Kasteler in the amount of $170,000 for deferred compensation for executive services provided.

Valuation

Pre-Money Valuation: $35,000,000.00

Valuation Details:

NarcX Solutions Inc. valuation is based on the following criteria:

1. Estimated value of current assets

2. Value established by previous investors

3. Comparison with competitors in the industry

4. Management team experience

5. Existing business partnerships

1. Estimated value of current assets

The NarcX solution is a fully developed product that has been independently validated by three laboratories and proven to meet DEA's strict criteria for onsite drug destruction.

The NarcX solution is the only independently validated method of on-site destruction that renders all types of drugs immediately non-divertible and ultimately non-retrievable.

NarcX is currently in use by customers in key industries, including the U.S. Veteran's Affairs healthcare system, various healthcare clinics, and PETCO, Inc.

NarcX is based on a proprietary technology with a pending patent application.

Federal and State legislation now requires on-site drug destruction. U.S. States and private companies are issuing Request for Proposals (RFPs) to comply with the legal requirements for onside drug destruction and as a way to address the proper disposal of unused, expired, or confiscated drugs. NarcX has responded and is actively pursuing several proposals.

Given these characteristics and qualifications, we estimate that a reasonable fair market value of the asset is worth at least $ 35,000,000.00.

2. Value established by previous investors

In 2019, NarcX raised a total of approximately $490,000.00 from a group of independently accredited investors in the NarcX Opportunity Zone Fund, LLC. This gives them, as a group, the right to a convertible note from NarcX worth $ 490,000, or the option to convert their note into equity during a fundraiser event at a company valuation of $35,000,000.00.

This previous capital fundraise established a valuation of at least $35,000,000.00

3. Comparison with competitors in the industry

Rx Destroyer, Dispose RX, Deterra, and Drug Busters are all competitors to NarcX Solutions Inc. While it is not possible to establish the exact valuation of privately-owned companies, we estimate that based on observable funding, market presence, and social impact, the enterprise value of some of these competitors is at least worth $35,000,000.

4. Management team experience

The NarcX management team consists of five experienced entrepreneurs, legal counsel, industry experts, and professionals that bring a complementary skillset and background to drive NarcX to success. Each of them has a proven track record of success in their professional careers. Some of them have experience leading companies that have been valued at over $ 35,000,000. Collectively, they have over 100 years of relevant work experience.

5. Existing business partnerships

NarcX is currently working in partnership with Dynamic Blending Specialists, Inc, as the exclusive manufacturer of NarcX, which provides reliable formulation, production, and distribution of NarcX to customers.

NarcX is also working with N3PR, a software provider to the healthcare industry that gives NarcX access to healthcare customers like U.S. Veteran Affairs hospitals.

The company set its valuation internally, without a formal third-party independent valuation.

The total number of shares outstanding on a fully diluted basis is 35,000,000 shares of Common Stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $485,443 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Promote NarcX to the target customers and raise awareness to industry influencers, decision makers and the general public through media campaigns, social impact promotions, and industry influence.

- *Research & Development*
  35.0%
  Continue to pursue additional independent testing and validation to meet requirements for strategic partnerships. Continue to develop eco-friendly methods for collection and disposal that meet the highest environmental standards.

- *Company Employment*
  5.0%
  Build a core team of dedicated resources to drive Sales, Marketing, Operations and Fulfillment. Compensation is based on fair market value of each role and qualifications.

- *Operations*
  5.0%
  Expand operational capacity to produce NarcX at scale to meet the growing demand for high volume production. These costs can be allocated based on actual demand thanks to the manufacturing partnership with Dynamic Blending Specialists, Inc.

- *Inventory*
  5.0%
  Secure sufficient supply of raw materials and bottles to produce NarcX. In addition purchase sufficient supply of wall-mounted dispensers and stand alone collection receptacles.

- *Working Capital*
  9.0%
  Working capital will be used to maintain sufficient cash flow to meet financial needs of operating the business.

- *Legal Compliance*
  2.5%
  Continue to build the legal protection of NarcX proprietary assets including patent application, intellectual property, trademarks, and other legal requirements.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Promote NarcX to the target customers and raise awareness to industry influencers, decision makers and the general public through media campaigns, social impact promotions, and industry influence.

- *Research & Development*
  15.0%
  Continue to pursue additional independent testing and validation to meet requirements for strategic partnerships. Continue to develop eco-friendly methods for collection and disposal that meet the highest environmental standards.

- *Company Employment*
  30.0%
  Build a core team of dedicated resources to drive Sales, Marketing, Operations and Fulfillment. Compensation is based on fair market value of each role and qualifications.

- *Operations*
  20.0%
  Expand operational capacity to produce NarcX at scale to meet the growing demand for high volume production. These costs can be allocated based on actual demand thanks to the manufacturing partnership with Dynamic Blending Specialists, Inc.

- *Inventory*
  10.0%
  Secure sufficient supply of raw materials and bottles to produce NarcX. In addition purchase sufficient supply of wall-mounted dispensers and stand alone collection receptacles.

- *Working Capital*
  10.0%
  Working capital will be used to maintain sufficient cash flow to meet financial needs of operating the business.

- *Legal Compliance*
  1.5%
  Continue to build the legal protection of NarcX proprietary assets including patent application, intellectual property, trademarks, and other legal requirements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://narcx.com/ (https://www.narcx.com/investment).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/narcx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NarcX Solutions Inc.

[See attached]

NARCX SOLUTIONS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
NarcX Solution, Inc.
Vineyard, Utah

We have reviewed the accompanying financial statements of NarcX Solutions, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 22, 2021
Los Angeles, California

NARCX SOLUTIONS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	32,621	$	126,677
Total current assets		**32,621**		**126,677**
Total assets	**$**	**32,621**	**$**	**126,677**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	24,538	$	-
Other current liabilities		16,793		4,280
Total current liabilities		**41,331**		**4,280**
Total liabilities		**41,331**		**4,280**
STOCKHOLDERS EQUITY				
Preferred A shares		606,882		540,216
Retained earnings/(Accumulated Deficit)		(615,591)		(417,819)
Total stockholders' equity		**(8,710)**		**122,397**
Total liabilities and stockholders' equity	**$**	**32,621**	**$**	**126,677**

See accompanying notes to financial statements.

NARCX SOLUTIONS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 235,025	$ 76,948
Cost of goods sold	131,482	69,595
Gross profit	103,543	7,353
Operating expenses		
General and administrative	225,377	379,830
Sales and marketing	75,938	42,053
Total operating expenses	301,315	421,883
Operating income/(loss)	(197,772)	(414,530)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(197,772)	(414,530)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (197,772)**	**$ (414,530)**

See accompanying notes to financial statements.

(in , $US)	Preferred A shares Shares	Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**70,000,000**	**$ 4,773**	**$ (3,289)**	**$ 1,484**
Capital contribution		535,443		535,443
Net income/(loss)	-	-	(414,530)	(414,530)
Balance—December 31, 2019	**70,000,000**	$ 540,216	$ (417,819)	**$ 122,397**
Capital contribution		66,666	-	66,666
Net income/(loss)	-	-	(197,772)	(197,772)
Balance—December 31, 2020	**70,000,000**	**$ 606,882**	**$ (615,591)**	**$ (8,710)**

See accompanying notes to financial statements.

NARCX SOLUTION, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(197,772)	$	(414,530)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts payable		24,538		-
Other current liabilities		12,512		4,280
Net cash provided/(used) by operating activities		**(160,721)**		**(410,250)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		66,666		535,443
Net cash provided/(used) by financing activities		**66,666**		**535,443**
Change in cash		(94,056)		125,193
Cash—beginning of year		126,677		1,484
Cash—end of year	**$**	**32,621**	**$**	**126,677**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

NarcX Solutions, Inc. was incorporated on June 6, 2019 in the state of Delaware. The financial statements of NarcX Solutions, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Vineyard, Utah.

NarcX was created to eliminate diversion in the drug disposal process by providing an alternative to stockpiling and incineration. NarcX is an environmentally safe liquid solution, that renders all controlled substances immediately non-divertible and ultimately non-retrievable. This means that you can safely dispose of drugs by pouring pills, capsules, tablets or liquids into a NarcX container. NarcX solves the drug disposal problem.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

NarcX Solutions, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of NarcX container Department of Veteran Affairs (VA), Department of Defense (DOD), Nephron Pharmaceutical Corporation, PETCO and etc.

Cost of sales

Costs of goods sold include the cost of goods, commission, shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $75,938 and $42,035, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 22, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Tax Payable	$ 16,793	$ 4,280
Total other current liabilities	**$ 16,793**	**$ 4,280**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares of common with no par value. As of December 31, 2020, and December 31, 2019, 0 have been issued and are outstanding.

Preferred A Stock

The Company is authorized to issue 70,000,000 shares of preferred shares with no par value. As of December 31, 2020, and December 31, 2019, 70,000,000 have been issued and are outstanding.

On June 4, 2021, the Article of Amendment to Article of Incorporation was issued noting the 2-1 reverse split. As of October 22, 2021, total number of preferred A shares issued and outstanding was 35,000,000 whereas number of common stocks was 0.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (57,215)	$ (104,287)
Valuation Allowance	57,215	104,287
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (161,502)	$ (104,287)
Valuation Allowance	161,502	104,287
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $624,767, and the Company had state net operating loss ("NOL") carryforwards of approximately $624,767. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

On June 10, 2021, the company issued Promissory Note to Dynamic Blending Specialists, Inc. in the amount of $499,374 as a return for contribution in marketing, operations, and production resources made between January, 2020 and June, 2021.

On June 10, 2021, the company issued Promissory Note to David Schiller in the amount of $212,500 for deferred compensation for executive services provided.

On June 10, 2021, the company issued Promissory Note to Jordan Erskine in the amount of $212,500 for deferred compensation for executive services provided.

On June 10, 2021, the company issued Promissory Note to Gavin Collier in the amount of $212,500 for deferred compensation for executive services provided.

On June 10, 2021, the company issued Promissory Note to Juan Riboldi in the amount of $212,500 for deferred compensation for executive services provided

On June 10, 2021, the company issued Promissory Note to Christian Kasteler in the amount of $170,000 for deferred compensation for executive services provided.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 22, 2021 the date the financial statements were available to be issued.

On January 15, 2021, the company issued 350,000 preferred shares to Doug Bowman and 175,000 preferred shares to Juan Riboldi.

On June 10, 2021, the company issued Promissory Note to Dynamic Blending Specialists, Inc. in the amount of $499,374 as a return for contribution in marketing, operations, and production resources made between January, 2020 and June, 2021.

On June 10, 2021, the company issued Promissory Note to David Schiller in the amount of $212,500 for deferred compensation for executive services provided.

On June 10, 2021, the company issued Promissory Note to Jordan Erskine in the amount of $212,500 for deferred compensation for executive services provided.

On June 10, 2021, the company issued Promissory Note to Gavin Collier in the amount of $212,500 for deferred compensation for executive services provided.

On June 10, 2021, the company issued Promissory Note to Juan Riboldi in the amount of $212,500 for deferred compensation for executive services provided.

On June 10, 2021, the company issued Promissory Note to Christian Kasteler in the amount of $170,000 for deferred compensation for executive services provided.

On June 4, 2021, the Article of Amendment to Article of Incorporation was issued noting the 2-1 reverse split. As of October 22, 2021, total number of preferred A shares issued and outstanding was 35,000,000 whereas number of common stocks was 0.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $197,772, an operating cash flow loss of $160,721 and liquid assets in cash of $32,621, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

NarcX

BE PART OF THE SOLUTION™


NARCX
Make a Difference.
Be Part of the Solution™
END THE OPIOID CRISIS
NARCX
BE PART OF THE SOLUTION™
NARCX

Website | Vineyard, UT | HEALTH TECH

NarcX® provides a practical, effective and affordable solution to address the problem of drug disposal in the fight against the opioid crisis. We created an environmentally safe liquid solution that renders controlled substances such as pills, tablets, or liquids immediately non-divertible and ultimately non-retrievable.

$0.00 raised

0 Investors	**$35M** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The drug disposal industry is set to reach a value of $2 billion by 2025, and the push for onsite disposal solutions is growing.
- Our proprietary, patent-pending solution renders non-retrievable prescription drugs and illicit drugs and addictive substances for eco-friendly disposal.
- Our team is composed of experienced professionals and passionate supporters committed to ending the opioid crisis.

Solving the Opioid Crisis Through Drug Disposal

According to independent validations from third-party laboratories, NarcX is the first and only independently validated method of on-site drug destruction that is in accordance with Drug Enforcement Administration's (DEA) strict definition of non-retrievable as well as DEA's rules and regulations.

We are disrupting the existing drug stockpiling, diversion, incineration and contamination process and replacing it with a simple solution.


Safe Drug Disposal
NarcX® is the first and only method of on-site destruction that is independently-validated and in strict accordance with DEA, CFR, and EPA policy and guidelines.
NARCX
BE PART OF THE SOLUTION

The NarcX liquid solution renders controlled substances immediately non-divertible and ultimately non-retrievable. This means that you can safely dispose of drugs by pouring pills, tablets or liquids into NarcX containers.



**Images are computer-generated demo versions.*

As the opioid crisis continues to claim the lives of people around all of us. It's time to become part of the solution.

It's time for NarcX.

THE PROBLEM

Addictions Often Stem from Unused Prescription Drugs

According to the Center for Disease Control and Prevention, the number of people dying from drug overdose has risen by 27% this year to over 240 a day.


OPIOD CRISIS IN THE US
Over 240 People Die Every Day From Opiod Addiction

Unused household prescription drugs are often not properly disposed of, which can lead to addiction. Approximately 80 percent of addicts admit they began their addiction with unused prescriptions in their house, a friends' house, or neighbor's house.


DRUG DISPOSAL
The Great Problem
Disposing Of Drugs Safely Is Key To Overcoming The Opioid Crisis.
73%
73% of teenagers say it's easy to obtain their mom's & dad's prescriptions.
1 in 10 doctors, nurses, and medical professionals have misused drugs at some point in their career.
10%
70% of people who misused Rx drugs get them from family members or friends.
70%
61% of patients prescribed pain medication still have leftover pain meds.
61%

Source | *Source* | *Source* | *Source*

Medical centers, pharmacies, hospices, recovery clinics, and law enforcement agencies face similar challenges disposing of drugs, which may lead to cases of abuse, addiction and death. Incinerators are being closed every year, in the U.S., due to not complying with Environmental Protection Agency (EPA) rules and regulations. While these controlled substances are being stockpiled they are highly susceptible to diversion. These tragedies may have been avoided if the unused medication had been properly disposed of in the first place.


Many lives could be saved if there was a better way to dispose of unused medication.

THE SOLUTION

Safe, Eco-Friendly Disposal of Dangerous Drugs

we designed NarcX as a simple-to-use solution for controlled substance destruction. Pour in pills, capsules, tablets and liquids into the NarcX solution, close the bottle, and they are safely disposed of.



NarcX breaks down all types of narcotics and addictive substances, including amphetamines and opiates, into an eco-friendly sludge that can be safely thrown away in the garbage.

The bottle is only filled about ⅔ full to allow for the addition of medication waste. Once the bottle is full (liquid level reaches an inch below the cap), it is safe to be discarded in the normal household waste. Ensure that the cap is placed back onto the bottle and tightened down.


NarcX - StartEngine How it Works
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NARCX

Due to the high cost of incumbent drug disposal solutions, like incinerator solutions, NarcX is able to offer a substantially simpler and more affordable solution while maintaining a strong margin.

NarcX sells its liquid solution and implementation accessories to individuals and organizations who currently have, or will have, a need to dispose of expired, returned, or leftover drugs.

INNOVATIVE SOLUTIONS

The NarcX® App Helps You Find Disposal Locations Near You

With funding we are planning on releasing the NarcX® App which uses the power of mobile technology to help facilitate & monitor proper drug disposal, reporting and reordering at the click of a button. Along with mapping and directions to local registered drug disposal locations.



Find drug disposal locations near you.

Track proper drug disposal.

Increased reporting transparency

**The above graphic contains images of our beta app which is currently not available for general use.*

NarcX's Better Solution

NarcX provides immediate, on-site, EPA compliant destruction for anyone with leftover drugs.


POLICE

NARCX IS THE SAFEST, EASIEST, MOST COST-EFFECTIVE SOLUTION TO DISPOSE OF MEDICATION.

THE MARKET

Filling a Huge Need in a Growing Market

The pharmaceutical drug disposal market is a multi-billion dollar industry growing each year, expected to reach almost $2 billion by 2025.

The DEA and EPA hold commercial and government entities responsible for destroying excess opioids without contaminating water sources.

Massive Market

Global pharmaceutical waste management is set to reach.

$1.98B by 2025

Growing

Federal and State legislation is requiring industry to move toward on-site destruction.

5.4% CAGR through 2026

Defensible

NarcX's proprietary technology has been independently validated and is patent pending.

Impactful

NarcX directly addresses the opioid epidemic, reduces crime, addiction, and environmental contamination.

Source | *Source*

Historically, the only way to make a drug 100% non-retrievable was by contracting a DEA reverse distributor to deliver them to an incendiary plant. However, DEA reverse distributors are expensive and slow, creating many opportunities for misuse at each step in the custody chain.

While most drug disposal is still done through incineration, the industry is moving towards on-site destruction to address diversion through new legislation, environmental concerns and savings opportunities.

Currently, NarcX is the only method on the market fulfilling this need for on-site destruction method.


NARCX

**Images are computer-generated demo versions.*

OUR TRACTION

A Tested Product Brought to Market with Strong Partnerships

We have a proprietary product with a pending patent application. NarcX has been independently tested and validated by independent third parties to confirm its effectiveness.

NarcX is currently used by various healthcare systems, private businesses, and government agencies in the US. Our established partnerships with national distribution networks have already earned us over $250,000 in annual sales, and we are continuing to gain market traction.



On-Site Solution
Fit For Multiple Situations
Medical Facilities
Pharmacies
Police Stations
At Home
Rehab Centers

Narc+

NarcX+ is recommended for law enforcement officers or healthcare professionals who come in contact with illicit drugs, including meth, heroin and cocaine. NarcX+ is designed to make all types of narcotics immediately non-retrievable.

Designed to...

- Handle All Types Of Capsules, Tablets, Pills And Liquids
- Prevent Tampering

Designed for...

- In Home Disposal
- Easy Of Use
- A Non-Hazardous Experience

Designed to...

- Neutralize Schedule 1 Drugs (Meth, Heroin & Cocaine)
- Prevent Tampering

Designed for...

- Law Enforcement
- Custom Sizing
- More Powerful Results

The following organizations are currently using and regularly ordering NarcX:

- National Healthcare providers like, U.S. veteran Affairs
- Police Departments Criminal Laboratories, and Sheriff Offices
- Hospitals and Medical Clinics
- Pharmacies and Pharmaceutical corporations
- National retail chains like PETCO

WHY INVEST

Using Our Product to Battle the Opioid Epidemic

NarcX is committed to the improvement of life, health and the environment. Our vision is for drugs to be disposed of in a safe and environmentally friendly manner; and to ultimately save lives that would otherwise be impacted by the opioid epidemic.

We are meeting the needs of the multi-billion drug disposal market as the push for onsite disposal grows. Our proprietary solution for drug disposal is simple-to-use, effective, and eco-friendly.


NarcX Is The Only Drug Disposal That:
DEA & EPA COMPLIANT
COMPLIANT
DEA & EPA COMPLIANT
NARCX
BE PART OF THE SOLUTION
Works On All Drugs

Our team is composed of experienced professionals and passionate supporters committed to ending the opioid crisis.

Join us as we save lives and provide a solution to the opioid crisis.

Key Players



Jim Carroll

Advisory Board Member

- Jim (James) Carroll serves as NarcX Advisory Board Member
- Director of the White House Office of National Drug Control Policy (ONDCP) from Feb 2019 to Jan 2021
- Acting Director and Deputy Director of ONDCP from Feb 2018 to Jan 2019
- Under the leadership of Director Carroll, the United States saw its first annual decrease in overdose deaths for the first time in 30 years
- Serves public, private, and non-profits in the area of healthcare, pharmaceuticals, drug policy, drug use prevention, and law enforcement
- Former assistant to the U.S. President and Deputy Chief of Staff at the White House, General Counsel of the Office of Management and Budget, and as Deputy Assistant and Senior Counsel to the President.



David A. Schiller

Chief Compliance Officer & Co-Founder

- David A. Schiller serves as NarcX Chief Compliance Officer & Co-Founder
- Over 30 years of service with the Drug Enforcement Administration (DEA)
- Overseeing DEA's Diversion Control Program
- Assistant Special Agent in Charge, DEA
- Co-founded NarcX, the first and only "independently-validated" method of "On-Site" disposal/destruction of controlled and non-controlled substances in the world.
- Focused on solving the biggest problem in the United States over the last 20 years—the Opioid Epidemic.

In the Press

DeseretNews. 2 KUTV FOX13 SALT LAKE CITY KSL TV abc 4 NEWS KJZZ 14

UNIVISION Daily Herald

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Meet Our Team



Jordan Erskine

Chief Executive Officer

Jordan Erskine is a highly motivated entrepreneurial individual who has co-founded many successful businesses. Jordan has over 16 years in the personal care/skincare industry. Jordan currently serves as President for the award-winning contract manufacturer Dynamic Blending.

Jordan has spent his entire career in the manufacturing and R&D world. Jordan started his career at a large contract manufacturing facility, Wasatch Product Development, in Draper Utah. At Wasatch Product Development he wore many hats in R&D, manufacturing, formulations, etc. He spent many years in R&D developing new and innovative personal care/skincare products. Jordan then moved on to a large dental manufacturing firm named Ultradent Products, Inc. Here, Jordan formulated and provided technical formulations assistance for two large Fortune 500 company accounts, Glaxo Smith-Kline and Colgate-Palmolive.

Jordan is passionate about helping to solve or mitigate the opioid epidemic. Jordan, and the rest of the dedicated NarcX® team, is excited to bring the only on-site medication disposal method to the market.

Jordan holds an MBA in International Business from Northeastern University.



David Schiller

Chief Compliance Officer

David Schiller is a former DEA Assistant Special Agent in Charge with over 30 years of experience with the United States Drug Enforcement Administration (DEA). Beginning with his hiring as a Special Agent in 1987, he was involved in investigating some of the largest criminal drug trafficking organizations throughout the world. After serving as the Executive Assistant to the Assistant Administrator in Arlington, Virginia, Schiller was reassigned in 2009 as the Assistant Special Agent in Charge (ASAC) for the Denver Field Division. He was subsequently assigned complete supervisory oversight for the DEA's Diversion Program. This included supervisory oversight of all of the Tactical Diversion Squads and Diversion Groups in Colorado, Utah, Montana, and Wyoming. In this capacity, Schiller led the investigation of all criminal, administrative, and civil cases affecting every one of DEA's Registrants, including manufacturers, distributors, pharmacies, hospitals, narcotic treatment providers, and doctors.

In 2015, Schiller was selected to be the Vice-Chair of DEA's Diversion Field Advisory Committee (DFAC), with ultimate responsibility for coordinating all diversion-related matters for every one of DEA's 21 Field Divisions in the United States. He ended his distinguished career by finalizing the largest administrative and civil settlement against a DEA Registrant in history—the McKesson Corporation. He retired from DEA in August 2017. Schiller's vast experience and background were invaluable in co-founding NarcX® and contributing to the development of its game-changing products.



Christian Kasteler

Director of Research & Development

Christian Kasteler is a Chemical Engineer with an emphasis in Bio-Chemical Engineering, working for over 15 years in the pharmaceutical industry. Christian believes that science and engineering can directly improve lives and enjoys taking an idea from concept to production. When tasked with developing a new product, he takes pride in delivering tangible, effective results that exceed expectations.

Christian has spent his career developing and producing pharmaceuticals, cosmetics, and medical devices. Christian is naturally curious and thrives on focusing his sharp, scientific mind on solving problems and creating effective solutions. Throughout his career, he has refined the processing of biodegradable polymers for esophageal chemotherapy treatment; developed innovative oral care products presently used within the dental industry; and worked as the Director of R&D for a compounding pharmacy. Christian currently serves as the Director of Research and Development at Dynamic Blending where he continues to generate positive results by developing a variety of drug, device, and cosmetic products. Christian's experience was invaluable in the development of the NarcX® solution. When approached with the idea of creating a drug disposal product, he relied on his scientific expertise to develop the only DEA-compliant medication destruction method available today. Christian is proud to be a part of the NarcX® team. Christian holds a B.S. degree in Chemical Engineering from the University of Utah.



Gavin Collier

Chairman of the Board

Gavin began his education at Brigham Young University where he earned his Bachelor of Science in Biology. His major included emphasis in chemistry as well as Molecular, Micro, and Evolutionary Biology. With his scientific knowledge, Gavin worked in chemical formulations Research and Development for several years. Thereafter, Gavin continued his education and attended Law School where he earned his Doctor of Jurisprudence.

Gavin is a licensed attorney in the State of Utah and practiced in Federal and State Court. Gavin has demonstrated again and again his skill as a trial attorney and skilled negotiator. Gavin is aggressive, highly organized, and extremely detailed in all that he does. Gavin is also an entrepreneur and has co-founded Dynamic Blending Specialists, NarcX® as well as many other successful businesses.

Languages: English & Spanish



Jim Carroll

Board of Advisors

Jim (James) Carroll, principal and co-founder of DC Consulting LLC, a strategy and management consulting firm serving public, private, and non-profit clients offering services in the area of healthcare, pharmaceuticals, drug policy, drug use prevention, law enforcement, and communities.

Carroll previously served as the Director of the White House Office of National Drug Control Policy (ONDCP) from Feb 2019 to Jan 2021. Acting Director and Deputy Director of ONDCP from Feb 2018 to Jan 2019. Under the leadership of Director Carroll, the United States saw its first annual decrease in overdose deaths for the first time in 30 years; the number of drugs seized by law enforcement at our Nation's borders stood at all-time highs; and record Federal grants were awarded in support of drug interdiction and public health programs.

In his role as "Drug Czar," Carroll served as the principal advisor to the Administration on drug policy and managed a passionate staff of approximately 100 professionals. He oversaw a budget of more than $35 billion and successfully coordinated the activities and related funding of sixteen Federal government agencies and departments to reduce the supply of and demand for illicit substances.

Under the Trump Administration, Carroll also served as Assistant to the President and Deputy Chief of Staff at the White House, General Counsel of the Office of Management and Budget, and as Deputy Assistant and Senior Counsel to the President.

Under the George W. Bush Administration, served as Special Assistant and Associate Counsel to the President at the White House, Deputy General Counsel and Acting General Counsel at the U.S. Department of the Treasury, and as an attorney at the U.S. Department of Justice.

Carroll also served as a state prosecutor in Virginia after earning his bachelor's degree from the University of Virginia and his J.D. from the George Mason University School of Law.



Juan Riboldi

Strategic Advisor

Juan serves as NarcX Strategic Advisor assisting the executive team on strategic decisions to deliver critical results, including capital strategies, capitalization initiatives, and investor relations.

Juan brings extensive experience working across the US and internationally with well-known Fortune 50 corporations and fast-growing private enterprises.

With a strong entrepreneurial background, Juan assists NarcX executives to identify, qualify, launch, and onboard strategic partnerships.

Juan has a Master's Degree in Business Management with an emphasis in Strategy, Organization, Leadership, and Mergers & Acquisitions from BYU, Harvard School of Business, and Wharton Business School.

Offering Summary

Company	NarcX Solutions Inc.
Corporate Address	523 E 1750 N, Suite 500, Vineyard, UT 84059
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,070,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$35,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Tier 1

NarcX Sample + Receive a personalized "Thank You" note from the NarcX team.

$1,000+ | Tier 2

FREE NarcX Product Sample + Receive a complimentary NarcX 6oz. bottle with a personalized "Thank You" note from the NarcX team.

$2,500+ | Tier 3

FREE NarcX Product Set + Receive a complimentary set of six NarcX 6oz. bottles with a personalized "Thank You" note from the NarcX team.

$5,000+ | Tier 4

Donate NarcX to a Drug Disposal Community Location + Donate a complementary set of six NarcX 6oz. Bottles to a drug disposal community location and receive a personalized "Thank You" note from the NarcX team.

$10,000+ | Tier 5

Donate NarcX to a Drug Disposal Community Location + Donate a complementary set of four NarcX 1 gallon bottles to a drug disposal community location and receive a personalized "Thank You" note from the NarcX team.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

NarcX Solutions will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Common Stock which they purchase in this offering. For example, if you buy 100 shares of common shares at $1.00 / share, you will receive and own 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

NarcX Investor Video Script

At NarcX, we are part of the solution to the opioid crisis.

We believe that NarcX can save thousands, possibly hundreds of thousands of lives.

I invite you to invest in NarcX.

Drug abuse is a growing crisis.

According to the Center for Disease Control and Prevention, the number of people dying from drug overdose has risen to over 240 a day.

My son Steve did not want to die. He wanted to get well. He tried really hard to get well. But his prescription opioids killed him. We found a post-it note that he had written about his opioids. At first, it was a lifeline. Now it is a noose around my neck.

According to the U.S. Drug Enforcement Administration, approximately 80 percent of addicts admit they began their addiction with a prescription drug not prescribed for them by a doctor, but from unused prescriptions in their house, a friends' house, or neighbor's house.

Most of us know someone that has become addicted or has died due to a drug overdose.

These tragedies could have been avoided if the unused medication would have been properly disposed of in the first place.

Medical centers, pharmacies, hospices, recovery clinics, and law enforcement agencies face similar challenges disposing of drugs, which often leads to cases of abuse, addiction, and death.

This is where NarcX comes in.

NarcX is the first and only independently validated method of on-site destruction that is in accordance with DEA's strict definition of non-retrievable as well as DEA's rules and regulations.

The NarcX solution immediately renders controlled substances immediately non-divertible and ultimately non-retrievable.

We are disrupting the existing drug stockpiling, diversion, incineration, and contamination process with a simple solution.

NarcX is simple to use. Pour in your pills, capsules, tablets, and liquids into the NarcX solution, close the bottle. You are done!

NarcX breaks down all types of narcotics and addictive substances, including amphetamines and opiates, into an eco-friendly sludge that can be safely thrown away in the garbage.

We are a Life Sciences company committed to the improvement of life, health, and the environment

Our team consists of experienced professionals and passionate supporters like you that are committed to ending the opioid crisis.

Our vision is for drugs to be disposed of safely and no longer ruin lives and contaminate the environment.

The pharmaceutical drug disposal market is a multi-billion dollar industry.

NarcX is a proprietary product with a pending patent application.

NarcX is being used by various healthcare systems in the US.

NarcX has been independently tested and validated to confirm its effectiveness.

With your help, we can get NarcX in the hands of every doctor, every pharmacist, every therapist, every police agent, and every household!

Make the world safer for you and your loved ones with NarcX

With our team and your help, we can end the opioid crisis and save lives.

Invest now and be part of the solution.

Be part of NarcX!

Here's a plea from me. Those prescriptions literally can kill people. If you can safely dispose of them, please do. There's not enough time in the world to wait to do this. If I had had NarcX in my home, my brother would probably be alive today had this product been available.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.